SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549
                          ______________________

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                          (Amendment No      ) *


             __________Pep Boys Manny Moe & Jack______________
                             (Name of issuer)


                  __________Common Shares_______________
                      (Title of Class of Securities)


                     ______713278109__________________
                              (CUSIP Number)

            Mr P Acton, Mercury Asset Management plc
            33 King William Street, London EC4R 9AS     Tel No 0171 203 5741
  ---------------------------------------------------------------------------
  Name , Address and Telephone Number of Person Authorised to Receive Notices
                              and Communications)


                               20 June, 1997
          -------------------------------------------------------
          (Date of Event which Requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776
                                                  Schedule 13D

CUSIP No. __________________________

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]

                                                         (B) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]
6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND

                    7       SOLE VOTING POWER

 NUMBER OF                  NONE
  SHARES            8       SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                   NONE
   EACH             9       SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    3,188,491
  WITH              10      SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                 [ ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.04%
14  TYPE OF REPORTING PERSON*

    IA

Item 1. Security and Issuer
        -------------------
          The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pep Boys Manny Moe & Jack (the "Company") whose principal executive offices are located at 3111 West
Allegheny Avenue,Philadelphia PA 19132.   Its telephone number is (215)
2299000.

Item 2. Identity and Background
        -----------------------
          This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

          Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

          Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 312,055 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

          Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

          The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

          Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
          The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.   Purpose of Transaction
          ----------------------
          The Common Shares were acquired for the purpose of investment.
          (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

          Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

          (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalisation or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
          (4) of the Act; or

          (j) any action similar to any of those set forth above.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          (a) See Item 2 above.   Subject thereto, Mercury has dispositive
          power with respect to 3,188,491 Common Shares or approximately 5.04% of the Common Shares outstanding.

          (b) See Item 2 above.

          (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

          (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------
          Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------
          None.




                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: 1 July, 1997





                                 for Mercury Asset Management plc.



                                 By /s/ J.T. Stratford
                                    ----------------------
                                      Authorised Signatory
                                        J.T. Stratford




ANNEX A
-------
                           MERCURY ASSET MANAGEMENT plc.
                           -----------------------------


Executive Officers                                        Principal
and Directors                   Business Address          Occupation   Citizenship
------------------              -----------------         ----------   -----------

Joint Chairman
--------------
David William James PRICE     33 King William Street,    Investment    British
(Joint Chairman)              London, EC4R 9AS.          Director

Stephen Anthony ZIMMERMAN     33 King William Street,    Investment    British
(Joint Chairman)              London, EC4R 9AS.          Director

Deputy Chairman
---------------
Carol GALLEY (Miss)           33 King William Street,    Investment    British
(Deputy Chairman)             London, EC4R 9AS.          Director

Christopher Nigel             33 King William Street,    Investment    British
HURST-BROWN                   London, EC4R 9AS           Director
(Deputy Chairman)

Frederick David Stewart       33 King William Street,    Investment    British
ROSIER (Deputy Chairman)      London, EC4R 9AS           Director

Vice Chairman
-------------
Dr. Ross John BUNCE           33 King William Street,    Investment    British
(Vice Chairman)               London, EC4R 9AS           Director

Andrew Searle DALTON          33 King William Street,    Investment    British
(Vice Chairman)               London, EC4R 9AS.          Director

Charles Vivian JACKSON        33 King William Street,    Investment    British
(Vice Chairman)               London, EC4R 9AS           Director

Directors
---------
Ian ARMITAGE                  33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Norman McLeod BACHOP          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Ian Christopher Simon BARBY   33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Stuart John BAXTER            33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           DIrector

Carol Consuelo BROOKE         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

John Loughlin CALLAHAN        33 King William Street,    Investment    American
(Director)                    London, EC4R 9AS           Director

David John CAUSER             33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Thomas William George         33 King William Street,    Investment    British
CHARLTON                      London, EC4R 9AS           Director
(Director)

Nicholas James CHARRINGTON    33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Colin Martin CLARK            33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Nicholas James COATS          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Stephen Benedict COHEN        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

John Nicholas COTTON          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Graham Richard DIXON          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Charles Bowen FARQUHARSON     33 King William Street,    Company       British
(Company Secretary            London, EC4R 9AS           Secretary
& Director)                                              & Director

Christopher Nigel Holland     33 King William Street,    Investment    British
FOSTER (Director)             London, EC4R 9AS           Director

Seiichi FUKUYAMA              33 King William Street,    Alternate     Japanese
(Director)                    London EC4R 9AS            Director

Peter John GIBBS              33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director


Peter John Woodville          33 King William Street,    Investment    British
HARRISON (Director)           London, EC4R 9AS           Director

Paul HARWOOD                  33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Timothy John HASTON           33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Andrew Malcolm                33 King William Street     Investment    British
HUNTER-JOHNSTON               London, EC4R 9AS           Director
(Director)

Michael Francis Mostyn        33 King William Street,    Investment    British
Owen JODRELL                  London, EC4R 9AS           Director
(Director)

Andreas Christian Jutting     33 King William Street     Investment    Danish
LEHMAN                        London, EC4R 9AS           Director
(Director)

Gary LOWE                     33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Paul Roderick Clucas MARSHALL 33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Keith Richard MULLINS         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Masaru NISHIZAWA              Hibiya Kokusai Building,   Investment    Japanese
(Director)                    2-2-3 Uchisaiwaicho,       Director
                              Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY    33 King William Street,    Investment    Australian
(Director)                    London, EC4R 9AS           Director

Thomas Andrew OATES           33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Peter Vincent OLSBERG         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Roderick Louis PARIS          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

John PARSLOE                  33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Andrew Phillip PICKARD        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Ronald William PULLEN         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

John William RICHARDS         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Nicholas King RITCHIE         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Alexander Frederick           33 King William Street,    Investment    British
James ROE (Director)          London, EC4R 9AS           Director

Richard George ROYDS          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Lynn Christine RUDDICK        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Clifford John SHAW            Warburg Asset Management   Investment    British
(Director)                    Japan Ltd.,                Director
                              Hibiya Kokusai Building,
                              7th Floor,
                              2-2-3- Uchisaiwaicho,
                              Chiyoda-ku, Tokyo 100

Ian Michael SLACK             33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director


Peter William STANYER         33 King William Street     Investment    British
(Director)                    London, EC4R 9AS           Director


Rodney STEEL                  33 King William Street     Investment    British
(Director)                    London, EC4R 9AS           Director

Hugh Alexander STEVENSON      33 King William Street,    Chairman of   British
(Director)                    London, EC4R 9AS           Mercury Asset
                                                         Management
                                                         Group plc

Barry William WOOLF           33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Ewen Cameron WATT             33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

James Edward MACPHERSON       33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Julius Lawrence Mark PURSAILL 33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Kenichi YOSHIDA               33 King William Street,    Investment    Japanese
(Director)                    London, EC4R 9AS           Director

Stephen James THOMPSON        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director






                    MERCURY ASSET MANAGEMENT GROUP plc
                    ----------------------------------


Executive Officers                                       Principal
and Directors                 Business Address           Occupation    Citizenship
------------------            ----------------           ----------    -----------


Chairman
--------
Hugh Alexander STEVENSON      33 King William Street,    Investment    British
(Chairman)                    London, EC4R 9AS.          Director

Deputy Chairman
---------------
David William James PRICE     33 King William Street,    Investment    British
(Deputy Chairman)             London, EC4R 9AS.          Director

Stephen Anthony ZIMMERMAN     33 King William Street,    Investment    British
(Deputy Chairman)             London, EC4R 9AS.          Director

Vice Chairman
-------------
Carol GALLEY (Miss)           33 King William Street,    Investment    British
(Vice Chairman)               London, EC4R 9AS.          Director

Company Secretary
-----------------
Charles Bowen FARQUHARSON     33 King William Street,    Company       British
(Secretary)                   London, EC4R 9AS.          Secretary

Directors
---------
Paul Graham BOSONNET          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS.          Director

David John CAUSER             33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Andrew Searle DALTON          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS.          Director

Peter Stormonth DARLING       33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Hugh Jon FOULDS               33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Christopher Nigel             33 King William Street,    Investment    British
HURST-BROWN (Director)        London, EC4R 9AS           Director

Charles Vivian JACKSON        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Frederick David Stewart       33 King William Street,    Investment    British
ROSIER (Director)             London, EC4R 9AS           Director

John Charles Grayson          33 King William Street,    Investment    British
STANCLIFFE                    London, EC4R 9AS           Director
(Director)






                      Mercury Asset Management Group plc
                      ----------------------------------

                                Directors Lists
                                ---------------

                           CORPORATE INFORMATION
                           ---------------------


                                             Field of           Country of
Name                    Registered Office    Activity           Incorporation
--------------------    -----------------    ---------------    -------------


Mercury Asset           33 King William      Holding Company    England
Management Group plc    Street,
                        London, EC4R 9AS

Mercury Asset           33 King William      Investment         England
Management plc          Street,              Management and
                        London, EC4R 9AS     Advice







ANNEX  B


                           PEP BOYS MANNY MOE & JACK

                                 COMMON SHARES



DATE            PURCHASE      SALE        PRICE PER      DAILY
                                          SHARE          TOTALS

03.24.97                      1,250       31.625         2,975,016
03.25.97                      1,300       31.7019        2,973,716
03.26.97                      40,800      31.597         2,932,916
03.27.97                      800         31.75          2,932,116
03.28.97        100                       31.26          2,932,216
04.01.97                      28,600      29.9808        2,903,616
04.02.97                      2,100       30.0595        2,901,516
04.07.97        8,100                     30.992
                14,700                    31.045         2,924,316
04.08.97                      300         31.00
                12,100                    31.045         2,936,116
04.09.97        5,700                     30.7456        2,941,816
04.14.97                      8,500       29.5015        2,933,316
04.17.97                      8,400       31.0491        2,924,916
04.21.97        4,500                     30.5944
                              1,000       30.375         2,928,416
04.23.97                      27,500      30.0364        2,900,916
04.24.97        13,100                    30.7375
                              2,900       30.659
                              2,025       30.375         2,909,091
04.25.97        2,500                     30.50
                              4,200       30.4806        2,907,391
04.28.97        600                       30.708
                1,200                     30.656
                              300         30.4806
                              100         30.4688        2,908,791
04.29.97        42,800                    30.8157        2,951,591
04.30.97        8,600                     32.063
                400                       30.375
                              100         32.125         2,960,491
05.01.97        500                       32.625
                16,600                    32.499
                              100         32.625         2,977,491
05.02.97        100                       32.499
                              2,000       32.50          2,975,591
05.06.97        60,100                    33.4698        3,035,691
05.12.97        1,400                     33.25          3,037,091
05.14.97        9,700                     33.26          3,046,791
05.16.97        30,200                    30.75          3,076,991
05.19.97        20,000                    30.65
                6,200                     30.575         3,103,191
05.20.97        3,900                     30.575
                24,400                    31.1375
                3,400                     31.00
                              200         31.00          3,134,691
05.21.97                      600         30.625         3,134,091
05.27.97        300                       30.7625        3,134,391
05.28.97        400                       31.00
                              2,800       31.20          3,131,991
05.29.97                      900         31.00          3,131,091
05.30.97        5,000                     31.2325        3,136,091
06.04.97        600                       31.125         3,136,691
06.06.97        1,300                     31.375         3,137,991
06.09.97                      1,600       31.25          3,136,391
06.16.97                      2,400       31.203         3,133,991
06.17.97        2,000                     31.25          3,135,991
06.18.97                      8,500       30.969
                3,600                     31.125
                4,400                     33.4972        3,135,491
06.20.97        200                       33.125
                41,200                    34.689
                13,800                    34.0452
                              2,200       33.875         3,188,491